1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 23, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND PRICE SENSITIVE INFORMATION

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE
FOR THE YEAR 2008

This announcement is made pursuant to Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	ESTIMATED CONSOLIDATED RESULTS OF THE COMPANY FOR YEAR 2008

1.	Period for estimated results:	From 1 January 2008 to 31 December 2008

2.	Estimated results:

Based on the preliminary calculation of its financial data for the year 2008 in accordance with the Accounting Standards for Business Enterprises issued by the Ministry of Finance of the People's Republic of China ("PRC") in 2006, the consolidated net profit of the Company (attributable to the equity holders of the Company) for the 12 months from 1 January 2008 to 31 December 2008 is estimated to decrease by over 50% as compared with the same period last year.

3.

The estimated results are not reviewed nor audited by the auditors of the Company. Details of the financial information of the Company will be disclosed in the annual report of the Company for the year 2008.

II.	CONSOLIDATED RESULTS OF THE COMPANY FOR THE YEAR 2007 (COMPARATIVE FIGURES)

1.	Net profit (attributable to the equity holders of the Company): RMB10.24 billion (based on the Generally Accepted Accounting Principles ("GAAP") of the PRC).

2.	Earnings per share: RMB0.82

3.	The consolidated results of the Company for the year 2007 disclosed above were audited in accordance with PRC GAAP.

III.	REASONS FOR ESTIMATED PROFIT DECREASE

1.

In the first half of 2008, the freezing weather and snow storms in certain areas in the Southern, Northwestern and Southwestern parts of China resulted in power supply cut-off, which led to temporary complete halt of production of Guizhou Branch, Zunyi Aluminum Company Limited and partial suspension of production of Shanxi Huasheng Aluminum Company Limited and Shanxi-Huaze Aluminum & Power Co., Limited, thereby affecting our production operations. In August 2008, as a result of the shortage of summer power supply in some provinces, some enterprises of the Company such as Shanxi-Huaze Aluminum & Power Co., Limited partially stopped production. As a result, the Company's production and operation were affected.

2.	For the first 3 quarters of 2008, as a result of the hiking prices of fuel and energy, the Company's production cost increased significantly over the corresponding period last year.

3.

In the second half of 2008, the global financial crisis deepened and expanded, which had a negative impact on non-ferrous metal industry. The demand for aluminum from the real estate, automobile and related industries decreased significantly. The excess supply of aluminum over demand resulted in a sharp increase of aluminum inventories in the domestic market and the international market. Sales prices of products such as aluminum and alumina decreased dramatically. After mid-October, the Company idled an annual alumina production capacity amounting to 4.11 million tonnes and an annual aluminum production capacity amounting to 0.72 million tonnes among high cost enterprises.

The Board of Directors
Aluminum Corporation of China Limited*
23 January 2009

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
23 January 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary